Exhibit 99.3

Seabridge Gold Inc.

Report to Shareholders

Quarter Ended June 30, 2019

Recent Highlights

●	Multi-pronged program identifies high value targets at Snowstorm Project, Nevada – drilling to commence shortly
●	Agreement reached to acquire Goldstorm Project in northern Nevada to amplify Snowstorm property
●	KSM exploration focus shifts to include new high-grade target
●	Seabridge and the Tahltan Nation enter into Impact Benefits Agreement for KSM
●	$17 million private placement financing secured from a single purchaser

Initial Drill Program at Snowstorm to Commence in August

Seabridge is about to commence its first drill program on its 100%-owned Snowstorm Project in Northern Nevada. The estimated 7,000 meter program will test for evidence of a Turquoise Ridge/Twin Creeks type of high grade gold system in what appears to be a continuation of the Getchell Trend on which these successful deposits are found. Twin Creeks and Turquoise Ridge are respectively located about 6 and 15 kilometers southwest of Snowstorm (see map on next page) with Turquoise Ridge reporting remaining reserves of 9.1 million ounces grading 13.0 g/T gold and Twin Creeks 3.2 million ounces grading 1.9 g/T gold.

Since the acquisition of Snowstorm in June 2017, Seabridge has compiled historical information and newly-collected data using a wide range of tools to confirm the potential for a multi-million ounce Getchell-style deposit at Snowstorm. Paleozoic host rock and structures conforming to the Getchell model have been identified. Relogged historical drill core has found a favorable environment in carbonate Ordovician stratigraphy. Carbonate rock units are part of a sedimentary rock package that accumulated at the base of an off-shore seamount, as at Turquoise Ridge and Twin Creeks. Permeability in these carbonate rocks is attributed to regional and local structural deformation. Clay mineralogy and geochemical studies have also indicated that parts of the stratigraphy have been subjected to potentially gold-bearing hydrothermal fluids. These features are characteristic of major gold deposits on the north end of the Getchell Trend.

A Controlled Source Audiomagnetotellurics (CSAMT) survey completed by Seabridge last year provided strong evidence of the continuation of favorable Getchell Trend structures onto the property. That survey has now been augmented with a natural source Magnetotelluric (MT) survey in an effort to refine the deeper projection of the favorable structures. These structural features have been followed up on surface with geological mapping and evaluation of historical soil geochemistry. Extinct hot spring sinter deposits have been found along several of these structures. Additional surface geochemistry has also been collected prior to the commencement of drilling to better characterize the trace element signatures along these faults that should provide pathfinders for blind gold systems.

Seabridge’s multi-pronged approach will be re-evaluated against results from this initial drill test. Approximately 7 to 10 coincident structural and stratigraphic targets will be tested. This initial program will provide sufficient information to refine targeting for subsequent drilling.

Acquisition of Goldstorm adds additional ground in close proximity to Snowstorm

During the 2nd quarter Seabridge entered into a definitive agreement to acquire a 100% interest in the Goldstorm Project in northern Nevada from Mountain View Gold Corp. for 25,000 Seabridge common shares. The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km2) located about 3km to the east of Seabridge’s Snowstorm Property (see map on next page). Goldstorm is in the Northern Nevada Rift (NNR), a geologic feature hosting many high-grade gold-silver mines. This mineral trend is a discrete 5 to 30km wide linear magnetic high which trends 340o for more than 500km. The NNR is characterized by mafic and felsic volcanic centers associated with crustal extensions between 15.0 and 16.5 million years old.

Deposits in the NNR are low-sulfidation high grade epithermal deposits with elevated silver:gold ratios, generally containing around 1.0 to 5.0 million ounces of gold. Examples of such deposits in Nevada include Midas, Hollister and Fire Creek. Vein-filled faults are a common style of ore host, typically containing bonanza grade gold and silver. Gold and silver deposition in these veins can reach 500 meters of vertical extent. Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver.

2019 KSM Exploration to Focus on New Porphyry and High-Grade Epithermal Opportunities

2019 exploration activities at Seabridge’s 100% owned KSM Project in northern British Columbia are now underway with the focus on (i) the potential for additional gold-copper porphyry systems below the Sulphurets Thrust Fault (STF); and (ii) following up on last year’s high-grade epithermal gold intercepts in the area of the Sulphurets deposit.

New Porphyry Deposits - Over the past decade, Seabridge has delineated reserves and resources at four deposits that are exposed on the erosional margin of the STF. Continuous exploration at KSM since 2005 has recognized the potential for undiscovered porphyry deposits west of the exposed deposits and at depth below the STF system. Several potential blind targets have been identified but did not merit attention while the corporate focus was on delineating resources and reserves to the point where the information is now ready to prepare for final feasibility determination. High-definition magnetic surveys and historical drilling have identified porphyry style targets separate from but in the vicinity of the Mitchell and Iron Cap deposits.

This year Seabridge will use deep penetrating geophysical techniques west of the deposits and under the STF to refine potential drill targets. Geophysical tools will focus on improving resolution on deep targets and generating discrete zones for testing in the future. These targets could be relatively deep, however significant underground development planned for KSM could improve the economic potential of these targets. Although success at these targets would likely only result in them being developed well into the project’s mine life, early identification could avoid conflict with proposed surface infrastructure.

High Grade Epithermal Deposits - Drilling on the margins of the Sulphurets deposit identified zones that are not part of the existing deposit and are characteristic of intermediate sulfidation epithermal occurrences. These zones are in holes: S-18-81, which included an intercept of 2 meters grading 1,580g/t gold (nearly 51 ounces per tonne) and 209g/t silver from 69.0m to 71.0m; and two in S-18-82, which intersected 12.2 meters of 5.83g/t gold and 7.2g/t silver from 21.0m to 33.2m, and 3.95 meters of 18.5g/t gold and 30.6 g/t silver from 112.0m to 115.95m. These unexplained occurrences were not followed up at the time of their discovery due to other priorities.

The expectation from the 2019 KSM exploration program is to identify new drill targets above and beyond the projects existing reserve and resource base.

Another Major Milestone for KSM – Impact Benefit Agreement Concluded with the Tahltan Nation

In June, the Tahltan Nation and Seabridge reached agreement on the terms of a Co-operation and Benefits Agreement in connection with Seabridge’s KSM Project. In a ratification vote among its membership, the Tahltan Nation voted 77.8% in favour of the KSM Project Impact Benefits Agreement (“IBA”). The agreement represents another important milestone for the project and provides a thorough and co-operative framework for the parties to continue building the social license of the KSM Project.

In a joint statement announcing the Agreement, Chad Norman Day, President of the Tahltan Central Government, stated that:

“The Tahltan people have spoken and have ratified the KSM IBA that provides the Tahltan Nation with far reaching economic benefits and strong commitments to the environmental management of the land that we hold sacred. The Tahltan Central Government has worked closely with Seabridge for more than a decade to bring the KSM Project from its early exploration stage through permitting. We have an excellent partnership with Seabridge. At each step of the way, Seabridge has been a respectful and willing partner to work with our people, communities and all levels of government to ensure our Tahltan environmental concerns and economic interests were properly addressed.”

From Seabridge’s perspective, our on-going relationship with the Tahltan Nation, which began more than a decade ago, captures the spirit of mutual respect, common goals and sensitivity to local interests that are needed in the development of major mining projects. Formal execution of the Agreement occurred in July.

Financial Results

During the three-month period ended June 30, 2019 Seabridge posted a net loss of $2.0 million ($0.03 per share) compared to a loss of $2.4 million ($0.04 per share) for the same period in 2018. During the 2nd quarter, Seabridge invested $4.3 million in mineral interests project spending compared to $7.4 million in the second quarter of 2018. At June 30, 2019, net working capital was $11.0 million compared to $18.0 million at December 31, 2018.

Subsequent to the end of the 2nd quarter, Seabridge closed a non-brokered private placement with a single purchaser consisting of 1.0 million shares at $17.02 per share for gross proceeds of $17.02 million. No commissions were payable on this financing. The proceeds from the financing will be used to fund general working capital requirements. Seabridge has granted the private placee an option to purchase an additional 200,000 common shares at the same price until August 22, 2019.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
August 13, 2019